Jane Street Capital, LLC

Consolidated Statement of Financial Condition

December 31, 2017

Assets

Cash	$	3,973,049
Securities and other financial instruments owned, at fair value:		
Equities		12,081,065,384
Options		361,144,634
Corporate bonds		319,206,966
Municipal bonds		62,363,866
Government bonds		312,106,147
Foreign sovereign bonds		6,908,444
Total		13,142,795,441
Due from brokers		55,862,312
Due from affiliates		5,914,948
Fixed assets, net of accumulated depreciation and amortization		5,362,382
Other assets		5,478,165
Total assets		$13,219,386,297

Liabilities and member's equity

Liabilities:		
Securities and other financial instruments sold, not yet purchased, at fair value:		
Equities	$	6,131,001,718
Options		357,705,440
Corporate bonds		927,663,866
Government bonds		81,738,218
Foreign sovereign bonds		41,516,927
Total		7,539,626,169
Due to brokers		4,145,794,941
Due to Parent		267,863,430
Due to affiliate		6,706,030
Accrued expenses and other liabilities		11,583,092
Total liabilities		11,971,573,662
Subordinated borrowing		100,000,000
Member's equity		1,147,812,635
Total liabilities and member's equity		$13,219,386,297

See accompanying notes.